UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 02827

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___10/01/2018___ AND ENDING ___09/30/2019___
 MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Ashton Young, Inc.**

	OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

	FIRM I.D. NO.

2600 S. Telegraph Rd., Suite 150
(No. and Street)

Bloomfield Hills	Michigan	48302
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Glen Young   248-729-0101
                                                           (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Carnaghi & Schwark, PLLC

(Name – *if individual, state last, first, middle name*)

30435 Groesbeck Highway	Roseville	Michigan	48066
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

 ✓ Certified Public Accountant

 Public Accountant

 Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (11-05)
              Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ___Glen Young_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___Ashton Young, Inc._____ , as of _____September 30_____ , 20_19____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

___None_____

_____



CYNTHIA KRUEGER

NOTARY PUBLIC, Oakland County, MI

My Commission Expires: 10-14-2023

Notary Public



_____
Signature

Vice President
_____
Title

This report ** contains (check all applicable boxes):

- [✓] (a) Facing Page.
- [✓] (b) Statement of Financial Condition.
- [✓] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [✓] (d) Statement of Changes in Financial Condition.
- [✓] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [✓] (g) Computation of Net Capital.
- [✓] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [✓] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [✓] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [✓] (l) An Oath or Affirmation.
- [✓] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [✓] (o) Exemption Report

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ASHTON YOUNG, INC.

FINANCIAL STATEMENTS

and

SUPPORTING SCHEDULES

FOR THE YEAR ENDED SEPTEMBER 30, 2019

with

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

ASHTON YOUNG, INC.
TABLE OF CONTENTS

Carnaghi & Schwark, PLLC
CERTIFIED PUBLIC ACCOUNTANTS
UPTON PROFESSIONAL BUILDING
30435 GROESBECK HIGHWAY
ROSEVILLE, MICHIGAN 48066

Anthony L. Carnaghi, CPA
Douglas W. Schwark, CPA

(586) 779-8010
FAX (586) 771-8970

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Stockholder of Ashton Young, Inc.
Bloomfield Hills, Michigan

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Ashton Young, Inc. as of September 30, 2019, the related statements of operations, changes in shareholder's equity, and cash flows for the year then ended, and the related notes to the financial statements. In our opinion, the financial statements present fairly, in all material respects, the financial position of Ashton Young, Inc. as of September 30, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Ashton Young, Inc.'s management. Our responsibility is to express an opinion on Ashton Young, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to [Name of Broker-dealer] in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplementary information contained on page 10 has been subjected to audit procedures performed in conjunction with the audit of Ashton Young, Inc,'s financial statements. The supplemental information is the responsibility of Ashton Young, Inc's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplementary information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Carnaghi + Schwark, PLLC

We have served as Ashton Young, Inc.'s auditor since 2006
Roseville, Michigan
November 25, 2019

ASHTON YOUNG, INC.
BALANCE SHEET
September 30, 2019

ASSETS

	Amount
Cash	$ 37,082
Accounts receivable:	
Brokers, dealers and clearing organization	218,800
Deposit – clearing organization	25,307
Furniture and equipment	19,917
Accumulated depreciation	(19,917)
Net furniture and equipment	-
Other assets:	
Advances to officer	58,500
Deposits	3,644
	$ 343,333

LIABILITIES AND STOCKHOLDER'S EQUITY

Accounts payable:	
Commissions due salesmen	$ 157,825
Accrued expenses	1,654
Federal income tax (Note 2)	-
Total liabilities	159,479
Stockholder's equity:	
Common stock, par value $1.00 per share; 100,000 shares authorized; 10,906 shares issued	10,906
Capital in excess of par value	26,541
Retained earnings	146,407
Total stockholder's equity	183,854
	$ 343,333

See accompanying notes.

ASHTON YOUNG, INC.
STATEMENT OF STOCKHOLDER'S EQUITY
For The Year Ended September 30, 2019

	Common Stock	Capital In Excess Of Par Value	Retained Earnings	Total Stockkholder's Equity
Balance, September 30, 2018	10,906	26,541	150,575	188,022
Net loss for the year year ended September 30, 2019	-	-	(4,168)	(4,168)
Balance, September 30, 2019	$ 10,906	$ 26,541	$ 146,407	$ 183,854

See accompanying notes.

ASHTON YOUNG, INC.
STATEMENT OF OPERATIONS
For The Year Ended September 30, 2019

	Amount
Income:	
Commissions and fees	$ 1,274,750
Interest income	6,202
Total income	1,280,952
Commissions and clearing charges:	
Commissions paid	741,777
Clearing charges	18,343
Total commissions and clearing charges	760,120
Gross profit from operations	520,832
Selling, general and administrative expenses	525,000
Loss before provision for taxes	(4,168)
Provision for taxes:	
Federal income tax (Note 2)	-
Michigan corporate taxes	-
Total provision for taxes	-
Net loss	$ (4,168)

ASHTON YOUNG, INC.
STATEMENT OF CASH FLOWS
For The Year Ended September 30, 2019

	Amount
Increase (decrease) in cash and cash equivalents:	
Cash flows from operating activities:	
Fees and commissions received	$ 1,275,316
Interest received	6,005
Commissions paid	(741,091)
Clearing charges	(18,343)
Other selling, general and administrative expenses paid	(527,377)
Net cash used by operating activities	(5,490)
Cash flows from investing activities:	
Advances repaid from officer-net	25,000
Net cash (used in) investing activities	25,000
Net increase in cash	19,510
Cash at beginning of year	17,572
Cash at end of year	$ 37,082
Reconciliation of net income to net cash provided by operating activities:	
Net loss	(4,168)
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	-
(Increase) decrease in:	
Accounts receivable	369
Increase (decrease) in:	
Accounts payable	686
Accrued expenses	(2,377)
Total adjustments	(1,322)
Net cash used by operating activities	$ (5,490)

See accompanying notes.

Note 1 - ORGANIZATION

Ashton Young, Inc., a Michigan corporation, provides investment services as a registered broker-dealer with the Financial Industry Regulatory Authority (FINRA) and the Securities Exchange Commission (SEC).

Note 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Securities Transactions

Securities transactions and the related commission revenues and expenses are recorded on a trade date basis.

Management Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Financial Instruments With Off-Balance-Sheet Risk

In the normal course of business, the Company's activities involve the execution, settlement and financing of various securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the other party to the transaction is unable to fulfill its contractual obligation.

Income Taxes

The Company has available a net operating loss carryforward of approximately $650 to offset against future taxable income.

Revenue Recognition

On October 1, 2018, the Company adopted the provisions of the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 606, Revenue from Contracts with Customers using the modified retrospective method. This method did not result in any adjustment at the date of adoption and had no material impact on the Company's financial statements for the year ended September 30, 2019.

Revenue from contracts with customers is recognized when the Company satisfies its performance obligations by transferring the promised goods or services to customers. A good or service is transferred to a customer when the customer obtains control of that good or service. A performance obligation may be satisfied over time or at a point in time.

Note 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Revenue Recognition (continued)
The following provides detailed information on the recognition of the Company's revenue from contracts with customers:

Broker-Dealer Commissions
The Company earns commissions by executing client transactions in stocks, mutual funds, variable annuities and other financial products and services as well as trailing commissions, which are variable. Commission revenue is recognized on the trade date when the performance obligation is satisfied. The Company records a receivable on the trade date and receives payment on the settlement date. For trailing commissions, the performance obligation is satisfied at the time of the execution of the transaction but the amount to be received for trailing commissions is uncertain, as it is dependent on the value of the investments at future points in time as well as the length of time the investor holds the investment.

Insurance
The Company receives commissions from the sale of insurance policies. These commissions are received in the form of up front commissions at the initial sale of the insurance product to the customer. Additional commissions are received over a stated period of time as long as the Company is the broker-dealer of record and the contract is viable. These commissions are variable in nature and as a result these amounts are recognized as revenue upon receipt of payment from insurance carriers.

Investment Advisory and Administrative Fees
The Company receives a management fee in connection with the management and investment advisory services performed for separately managed accounts. The performance obligations related to the transfer of these services is satisfied over time. These fees are recorded when earned based on the period end assets in the accounts. These fees are variable in nature and are recognized as revenue during the period in which the services are provided.

12b-1 Fees
The Company incurs distribution costs and receives 12b-1 fees for marketing and distribution of mutual funds from each fund as compensation for these costs. These fees are variable in nature and are usually unknown until the funds from the mutual fund providers are received. Revenue from 12b-1 fees are recognized when the fees become known, which is dictated by the contract payout terms.

Note 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

New Accounting Pronouncement
In February 2016, the FASB issued ASU 2016-02, Leases. ASU 2016-02 establishes principles that require a lessee to recognize a lease asset and a lease liability for all leases with a term of 12 months or more. This standard will be effective for the Company's annual reporting period beginning after December 31, 2018.

Subsequent Events
The Company has evaluated events and transactions for potential recognition or disclosure through November 25, 2019, which is the same date the financial statements were available to be issued.

Note 3 – ADVANCES TO OFFICER AND SALESMEN

The advances to an officer at September 30, 2019, in the amount of $58,500, bear interest at five (5) percent per annum and will be paid from future salaries and commissions.

Note 4 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule15c3-1). Based on the provisions of this rule, the Company must maintain net capital equivalent to the greater of $5,000 of 1/15th of aggregate indebtedness, as defined.

At September 30, 2019, the Company's net capital was $34,346 and its required net capital was $10,632. The ratio of aggregate indebtedness to net capital (which may not exceed 15 to1) was 4.64 to 1.

Note 5 - EMPLOYEES BENEFIT PLAN

The Company maintains a defined contribution benefit plan 401(k) on a calendar year basis covering all eligible employees of the Company. Under provisions of the Plan, participating employees can elect to contribute to their account a percentage of their compensation not to exceed the limitations imposed by the Internal Revenue Service. In addition, the Company may make an additional contribution to the plan based on a matching formula. For the calendar year ended December 31, 2018 the Company elected not to make a matching contribution.

Note 6 - LEASE COMMITMENTS

The Company leases its facilities under an operating lease. The current lease expires in January 2020. Future minimum lease payments outstanding at September 30, 2019 are as follows:

Year ended September 30,	Amount
2020	11,600

For the year ended September 30, 2019 the total lease expenses pursuant to the above operating lease amounted to $46,757, which is included in selling, general and administrative expenses in the attached Statement of Operations.

SUPPLEMENTARY INFORMATION

ASHTON YOUNG, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
September 30, 2019

Net Capital

Total ownership equity	$ 183,854
Deduct ownership equity not allowable for net capital	-
Total ownership equity qualified for net capital	183,854
Deduction and/or charges:	
Total non-allowable assets from Statement of Financial Condition	149,508
Other deductions and/or charges	-
Net capital	34,346
Net capital requirement	10,632
Excess net capital	$ 23,714
Aggregate indebtedness	
Total accounts payable and accrued expenses from the Statement of Financial Condition	459,480
Total aggregate indebtedness	$ 159,480
Ratio: Aggregate indebtedness to net capital	4.64 to 1

Reconciliation with Company's computation of net capital included in the Company's unaudited Part II of Form X-17A-5 as of September 30, 2019:

There are no material differences between the preceding computation of net capital and the Company's corresponding unaudited Part II for Form X-17A-5 as of September 30, 2019.

Computation for Determination of Reserve Requirements and Information relating to Possession or Control Requirements for Broker-Dealers under Rule 15c3-3:

Ashton Young, Inc. is exempt from SEC Rule 15c3-3 under section (k)(2)(ii), and therefore has not presented the Computation for Determination of Reserve Requirements and information for Possession or Control Requirements.

Carnaghi & Schwark, PLLC
CERTIFIED PUBLIC ACCOUNTANTS
UPTON PROFESSIONAL BUILDING
30435 GROESBECK HIGHWAY
ROSEVILLE, MICHIGAN 48066

Anthony L. Carnaghi, CPA
Douglas W. Schwark, CPA

(586) 779-8010
FAX (586) 771-8970

SIPC SUPPLEMENTAL REPORT IN ACCORDANCE WITH RULE 17a-5(e)(4)

INDEPENDENT ACCOUNTANTS REPORT
ON APPLYING AGREED-UPON PROCEDURES

To the Stockholder of Ashton Young, Inc.
Bloomfield Hills, Michigan

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by Ashton Young, Inc. and the SIPC solely to assist you and SIPC in evaluating Ashton Young, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended September 30, 2019. Ashton Young, Inc.'s management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended September 30, 2019 with the Total Revenue amount reported in Form SIPC-7 for the year ended September 30, 2019 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on Ashton Young, Inc.'s compliance with the applicable instructions of the Form SIPC-7 for the year ended September 30, 2019. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of Ashton Young, Inc. and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Carnaghi + Schwark, PLLC

Roseville, Michigan
November 25, 2019

SIPC-7

(36-REV 12-18)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185

202-371-8300

General Assessment Reconciliation

SIPC-7

(36-REV 12/18)

For the fiscal year ended 9/30/2019

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

8369 FINRA SEP
ASHTON YOUNG INC
2600 S TELEGRAPH RD STE 150
BLOOMFIELD HILLS MI 48302-0972

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Glen Young

2. A. General Assessment (item 2e from page 2) $ 690

B. Less payment made with SIPC-6 filed (exclude interest) (398)

_______________ Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 292

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 292

G. PAYMENT: √ the box
Check mailed to P.O. Box ☒ Funds Wired ☐ ACH ☐
Total (must be same as F above) $ 292

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Ashton Young Inc
(Name of Corporation, Partnership or other organization)

Glen Young
(Authorized Signature)

VP
(Title)

Dated the 20 day of November, 20 19.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _______ Postmarked _______ Received _______ Reviewed

Calculations _______ Documentation _______ Forward Copy _______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning **10/1/2018**
and ending **9/30/2019**

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ **1,280,952**

2b. Additions:

    (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.   _____

    (2) Net loss from principal transactions in securities in trading accounts.   _____

    (3) Net loss from principal transactions in commodities in trading accounts.   _____

    (4) Interest and dividend expense deducted in determining item 2a.   _____

    (5) Net loss from management of or participation in the underwriting or distribution of securities.   _____

    (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.   _____

    (7) Net loss from securities in investment accounts.   _____

            Total additions   _____

2c. Deductions:

    (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.   **800,866**

    (2) Revenues from commodity transactions.   _____

    (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.   **18,343**

    (4) Reimbursements for postage in connection with proxy solicitation.   _____

    (5) Net gain from securities in investment accounts.   _____

    (6) 100% of commissions and markups earned from transactions in (I) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.   _____

    (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).   _____

    (8) Other revenue not related either directly or indirectly to the securities business.
         (See Instruction C):

         _____

         (Deductions in excess of $100,000 require documentation)

    (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ _____ **262**

         (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ _____ **2,008**

         Enter the greater of line (i) or (ii)   **2,008**

         Total deductions   **821,217**

2d. SIPC Net Operating Revenues $ **459,735**

2e. General Assessment @ .0015 $ **690**

                                              (to page 1, line 2.A.)

Carnaghi & Schwark, PLLC
CERTIFIED PUBLIC ACCOUNTANTS
UPTON PROFESSIONAL BUILDING
30435 GROESBECK HIGHWAY
ROSEVILLE, MICHIGAN 48066

Anthony L. Carnaghi, CPA
Douglas W. Schwark, CPA

(586) 779-8010
FAX (586) 771-8970

EXEMPTION REPORT IN ACCORDANCE WITH RULE 17a-5

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of Ashton Young, Inc.
Bloomfield Hills, Michigan

We have reviewed management's statements, included in the accompanying Exemption Report in which Ashton Young, Inc. identified the following provisions of 17 C.F.R. subsection 15c3-3(k) under which Ashton Young, Inc. claimed an exemption from 17 C.F.R. subsection 240.15c3-3: k(2)(ii) (the "exemption provisions") and Ashton Young, Inc. stated that they met the identified exemption provisions from the period October 1, 2018 through September 30, 2019 without exception. Ashton Young Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Ashton Young, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of rule 15c3-3 under the Securities Exchange Act of 1934.

Carnaghi + Schwark, PLLC

Roseville, Michigan
November 25, 2019



Ashton Young, Inc.

2600 S. Telegraph Road, Suite 150, Bloomfield Hills, MI 48302 / 248-729-0101

November 25, 2019

Ashton Young, Inc. - Exemption Report Prepared Pursuant to Securities and Exchange Act of 1934 Rule 17a-5, Subsection 240.17a-5 of the U.S. Securities and Exchange Commission

September 30, 2019

Ashton Young, Inc. is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, Ashton Young, Inc. states the following:

(1) Ashton Young, Inc. claimed an exemption from 17 C.F.R. 240.15c3-3 under the following provisions of 17 C.F.R. 240.15c3-3 (k)

(2) Ashton Young, Inc. is exempt from the Customer Protection Rule pursuant to the Securities and Exchange Act of 1934 Rule 17a-5 based on the provisions of 17 C.F.R. subsection 15c3-3(k), in which we claim an exemption that is provided under Rule 15c3-3(k)(2)(ii), as an introducing broker or dealer that clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of subsection 240.17a-3 and 240.17a-4, as are customarily made and kept by a clearing broker or dealer.

I, Glen Young, swear (of affirm) that, to my best knowledge and belief, this Exemption Report for the fiscal year ending September 30, 2019 is true and correct.

Signed,

Glen Young
Vice President
Ashton Young, Inc.